Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Nine Months Ended October 29, 2011 and October 30, 2010

and for the Most Recent Five Fiscal Years

	Nine Months Ended		Fiscal Year Ended
	Oct. 29,	Oct. 30,	Jan. 29,	Jan. 30,	Jan. 31,	Feb. 2,	Feb. 3,
(millions)	2011	2010	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges
Earnings from continuing operations before income taxes	$3,048	$2,908	$4,495	$3,872	$3,536	$4,625	$4,497
Capitalized interest, net	4	1	2	(9)	(48)	(66)	(47)
Adjusted earnings from continuing operations before income taxes	3,052	2,909	4,497	3,863	3,488	4,559	4,450
Fixed charges:
Interest expense(a)	587	580	776	830	956	747	646
Interest portion of rental expense	85	82	110	105	103	94	88
Total fixed charges	672	662	886	935	1,059	841	734
Earnings from continuing operations before income taxes and fixed charges	$3,724	$3,571	$5,383	$4,798	$4,547	$5,400	$5,184
Ratio of earnings to fixed charges	5.54	5.40	6.08	5.13	4.29	6.42	7.06

(a)  Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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